Steadfast Capital Markets Group, LLC

18100 Von Karman Avenue

Suite 500

Irvine, California 92612

May 5, 2017

via edgar

Securities and Exchange Commission

Main Filing Desk

100 F Street, N.E.

Washington, D.C. 20002

Re:	Steadfast Alcentra Global Credit Fund
Request for Acceleration
File Nos. 333-214405; 811-23210

Ladies and Gentlemen:

Acting as principal distributor to Steadfast Alcentra Global Credit Fund (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby join in the request of the Registrant to request the acceleration of the effective date of the Registrant’s Registration Statement on Form N-2 (File No. 333-214405) to 3:00 p.m. Eastern Daylight Time on May 8, 2017, or as soon thereafter as is practicable .

Sincerely,

Steadfast Capital Markets Group, LLC

/s/ Phillip D. Meserve

Phillip D. Meserve

President and Chief Executive Officer